10SB12G/A

                          (AMENDED FINANCIALS W/ NOTES)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                             Under Section 12 (g) of
                     The Securities and Exchange Act of 1934

                       FIRST FLORIDA COMMUNICATIONS, INC.
                 (Name of Small Business Issuer and Its Charter)

          Florida                                                65-0662159
(State or other Jurisdiction of                                (IRS Employer
Incorporations of Organization)                              Identification No.)

                5625 South University Drive, Davie, Florida 33328
               (Address of Principal Executive Office / Zip Code)

                                 (954) 252-9577
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $.0001                  OVER THE COUNTER BULLETING BOARD
(Title of each Class to be so Registered)       Name of Each Exchange on which
                                                Each Class to be Registered

                       FIRST FLORIDA COMMUNICATIONS, INC.
                                 Balance Sheet
                                 June 30, 1999

                   (unaudited, for management purposes only)

FIRST FLORIDA COMMUNICATIONS, INC.
Balance Sheet
June 30, 1999

                                                            FFCI              MB             AMERICAN           FFCI
                                                          PARADISE       BROADCASTING        WIRELESS         COMBINED
                                                          --------       ------------        --------         --------
CURRENT ASSETS:
       Cash                                                  6,259                2           478,835        485,096
       Accounts Receivable                                       -          243,000            15,507        258,507
       Notes Receivable                                    490,830                                           490,830
       Inventory                                                 -                                 92             92
                                                 --------------------------------------------------------------------
           Total Current Assets                            497,089          243,002           494,434      1,234,525

PROPERTY PLANT & EQUIPMENT:
       Furniture & Fixtures                                 21,458           15,567            51,563         88,588
       Leasehold Improvement                                 6,275            9,456           138,032        153,763
       Equipment                                         2,710,000          563,019         2,676,758      5,949,777
       Towers                                                    -                                                 -
       Web Site                                              2,715                                             2,715
                                                 --------------------------------------------------------------------
           Gross Property, Plant & Equipment             2,740,448          588,042         2,866,353      6,194,843

       Accumulated Depreciation                             (9,131)        (368,529)       (1,248,554)    (1,626,214)
                                                 --------------------------------------------------------------------
           Net Property, Plant, & Equipment              2,731,317          219,513         1,617,799      4,568,629

OTHER ASSETS:
       Goodwill                                                  -                                                 -
       FCC Licenses                                      1,475,000                -           246,738      1,721,738
       Deposits, Prepaids                                    1,977                             56,791         58,768
       Other                                                     -                            457,406        457,406
                                                 --------------------------------------------------------------------
           Gross Other Assets                            1,476,977                -           760,935      2,237,912

       Accumulated Depreciation                            (37,418)                                          (37,418)
                                                 --------------------------------------------------------------------
           Net Other Assets                              1,439,559                -           760,935      2,200,494
                                                 --------------------------------------------------------------------

TOTAL ASSETS                                             4,667,965          462,515         2,873,168      8,003,648
                                                 ====================================================================

                             (unaudited statements)

FIRST FLORIDA COMMUNICATIONS, INC.
Balance Sheet
June 30, 1999

                                                                        FFCI              MB            AMERICAN           FFCI
                                                                      PARADISE       BROADCASTING       WIRELESS         COMBINED
                                                                      --------       ------------       --------         --------
CURRENT LIABILITIES:
       Accounts Payable                                                 14,289          125,323          587,469        727,081
       Payroll, Sales, Property Taxes Payable                          133,289                            14,476        147,765
       Other                                                           291,923            1,000           21,715        314,638
                                                               -----------------------------------------------------------------
           Total Current Liabilities                                   439,501          126,323          623,660      1,189,484

NON-CURRENT LIABILITIES
       Note Payable                                                      8,798          124,500          219,256        352,554
       Due to Subsidiaries                                                   -                -                -              -
       Due from Subsidiaries                                                 -                                                -
       Shareholder Loans                                                23,942           42,878                          66,820
       Other notes                                                           -                           229,618        229,618
                                                               -----------------------------------------------------------------
           Total Non-Current Liabilities                                32,740          167,378          448,874        648,992

STOCKHOLDERS EQUITY
       Common Stock, $.0001 par value; 20,000,000                            -                -                -              -
           shares authorized; 8,251,749 shares                                                                                -
            issued and outstanding                                         825                                              825
       Paid in excess of Par                                         5,810,918                -        2,117,309      7,928,227
       Retained Earnings                                            (1,038,687)         335,957         (125,433)      (828,163)
       Current Period Earnings                                        (577,332)        (167,143)        (191,242)      (935,717)
                                                               -----------------------------------------------------------------
           Total Stockholders' Equity                                4,195,724          168,814        1,800,634      6,165,172


TOTAL LIABILITIES & S/H'S EQUITY                                     4,667,965          462,515        2,873,168      8,003,648
                                                               =================================================================

                             (unaudited statements)

FIRST FLORIDA COMMUNICATIONS, INC.
Income Statement
For the Six months ending  June 30, 1999

                                                    FFCI               MB             AMERICAN          FFCI
                                                  PARADISE        BROADCASTING        WIRELESS        COMBINED
                                                  --------        ------------        --------        --------
REVENUES
      Sales Revenues                               117,778            227,598         478,835          824,211
      Misc. Sales, other                                 -             29,080               -           29,080
                                              -----------------------------------------------------------------
          Total Sales Revenues                     117,778            256,678         478,835          853,291

COST OF SALES
      Cost of Sales                                149,947            217,723         182,513          550,183
      Misc. Other Cost of Goods Sold                59,494                  -           4,788           64,282
                                              -----------------------------------------------------------------
          Total Cost of Sales                      209,441            217,723         187,301          614,465

          Gross Margin                             (91,663)            38,955         291,534          238,826

OPERATING EXPENSES
      Operating Expenses                           485,669            189,988         482,748        1,158,405
      Other                                              -             15,932              28           15,960
                                              -----------------------------------------------------------------
          Total Operating Expenses                 485,669            205,920         482,776        1,174,365

OTHER EXPENSE
      Miscellaneous Income                               -                178                              178
      Interest Expense                                   -                  -                                -
                                              -----------------------------------------------------------------
          Total Other                                    -                178               -              178


NET INCOME (LOSS)                                 (577,332)          (167,143)       (191,242)        (935,717)
                                              =================================================================
(Before Income Taxes)


                             (unaudited statements)

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 - OPERATION AND SIGNIFICANT ACCOUNTING POLICIES

1.       BACKGROUND

         First Florida Communications, Inc., (the Company) was incorporated in the State of Florida in April 1996 to acquire licenses, broadcast rights, and provide services to sell equipment in the wireless communication industry. (The Company is still in the development stage). The majority of the company's assets are in wireless communication and production equipment.

         The accompanying financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying financial statements and notes.

2.       PRINCIPLES OF CONSOLIDATION

         The accompanying financial statements as of and for the six months ended June 30, 1999 included the accounts of the company and it's wholly owned subsidiaries, MB Broadcasting, Inc., and American Wireless.

3.       REVENUE RECOGNITION

         Sales by First Florida Communications, Inc., to outside customers not pursuant to long term contracts are generally recognized as products are shipped or services rendered. The Company currently has no long term sales contracts in place.

4.       USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results can differ from those estimates.

5.       CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash on hand, cash in banks, and any highly liquid investments with a maturity of three months or less at the time of purchase.

         The Company and its Subsidiaries maintain cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 1999 there is no concentration of credit risk from uninsured bank balances.

6.       INVENTORIES

         Inventories (stated at the lower of cost of market) are primarily cellular telephones, beepers, ancillary products and the communication parts.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 -  OPERATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

7.       PROPERTY AND DEPRECIATION

         Furniture, fixtures and leasehold improvements are carried at cost. Communications equipment, acquired for common stock, is carried at estimated fair market value. Depreciation of property is provided for based on estimated useful lives (generally 3 to 10 years) using straight line methods.

NOTE 2 -  INCOME TAXES

         In February 1992, the Financial Accounting Standards Board issued Statement of Financial Standards 109 of "Accounting for Income Taxes." Under FASB 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has net operating losses (NOL's) of approximately $978,000 expiring in the years 2011 through 2013.

                Deferred Tax Benefit (statutory
                   Rate of 15-34%)                                 $  318,000
                Valuation Allowances                                 (318,000)
                                                                   ----------
                                                   Net Benefit     $    - 0 -
                                                                   ==========

         Due to the uncertainty of using the NOL and recognizing the deferred tax benefit, an offsetting valuation allowance has been provided.

NOTE 5 -  ACQUISITIONS

         In January 1999, the Company acquired all the stock of M. B. Broadcasting, Inc., (and consolidated subsidiaries) for 600,000 shares of common stock. M. B. Broadcasting, Inc., is primarily a Saint George, Utah Television station.

         In March 1999, the Company acquired for $1,500,000 the net assets of Summit Advertising Group, a Fort Lauderdale, Florida advertising agency. The purchase price consideration was $100,000 in cash and 300,000 shares of common stock, restricted for a period of 1 year pursuant to SEC Rule 144. (FFCI restructured Summit and newly formed Summit Media and Production a Florida Corporation which emphasizes media production.)

         In April 1999, the Company acquired approximately 92% of American Wireless, Inc. a Utah corporation. American Wireless primarily conducts business as a wireless cable operator. The acquisition consisted of 1,200,000 of the Company's common stock.

                                      -8-